UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

Todos Medical Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M8790Y108

(CUSIP Number)

Mr. Norberto Pérez O’Neill

The Strategic Group, LLC

875 Carretera 693, suite 201

Dorado, PR 00646

Tel: (787) 626-6500

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M8790Y108	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Strategic Investment Holdings, LLC (ID 82-1548155)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 18,608,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,608,113
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,708,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. M8790Y108	Page 3 of 5

Item 1. Security and Issuer

This Schedule 13D relates to the common shares of Todos Medical Ltd. (“Todos”). The address of the principal executive office of Todos is 1 Hamada Street, Rehovot, Israel.

Item 2. Identity and Background

This Schedule 13D is filed by Strategic Investment Holdings, LLC, a Nevada limited liability company (“Strategic”). Strategic is in the business of managing private investments. Its principal business and principal office address is 875 Carretera 693, suite 201, Dorado, PR 00646. Strategic is controlled by Robb Rill, who is the Managing Director, and who’s principal occupation is managing private investments. The business address of the Managing Director is the same as Strategic’s principal office.

During the last five years, Robb Rill has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 2019, Strategic entered into an Exclusive Option Agreement with Todos, (the “Option Agreement”) pursuant to which Todos purchased the option to acquire Provista Diagnostics Inc, a private Delaware Corporation, wholly owned by Ascenda BioSciences LLC, a Limited Liability Company, wholly owned by Strategic Investment Holdings, LLC. The purchase price (the consideration) for the Option Agreement was the equivalent of $1,000,000 US Dollars in ordinary shares of Todos at volume weighted average price, plus an additional amount of the same ordinary shares for the same equivalent of $1,000,000 US Dollars, after an extension of said option was executed.

The previous filing requirement was caused by the common stock shares granted by Todos to Strategic based on the equivalent of the $1,000,000 US Dollars for the consideration of the Option Agreement. This new filing requirement is caused by the additional common stock granted by Todos based on the equivalent of the additional $1,000,000 US Dollars due to the extension of option exercised.

CUSIP No. M8790Y108	Page 4 of 5

Item 4. Purpose of Transaction

The Option Agreement provides that Strategic was going to receive of common shares as payment for the consideration to give Todos the right to acquire Provista Diagnostic Inc., contingent upon certain conditions that will be negotiated and set forth in the future Share Purchase Agreement. After the initial consideration paid by Todos to Strategic for the Option Agreement, Strategic received a second set of shares when an extension to the Option Agreement was executed. To date, the aggregate number of common shares received by Strategic has increased its direct holdings to 48,708,185 shares form Todos. Strategic is and will be holding all its common shares solely for investment purposes.

Strategic may acquire on the open market from time to time additional common shares. Strategic may also sell common shares of Todos from time to time. Except as described above, neither Strategic nor Robb Rill has present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Strategic beneficially owns 48,708,185 common shares of Todos. In determining the percentage ownership of the outstanding common shares, Strategic (i) is relying on the most recently available information filed with the Securities and Exchange Commission by Todos which indicates 220,482,255 common shares outstanding as of July 13, 2020, and (ii) is assuming that all common shares subject to the Option Agreement will be outstanding. Based on the foregoing, Strategic ownership will represent approximately 22.09% of the outstanding common shares. Robb Rill is deemed to be the beneficial owner of all shares owned by Strategic.

(b)

Subject to the above discussion, Strategic has sole power to vote and dispose of 48,708,185 common shares; and Robb Rill has complete power to vote and dispose of the 48,708,185 common shares held by Strategic.

(c)

N/A.

(d)

No person other than Strategic and Robb Rill has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 48,708,185 common shares beneficially held by Strategic.

(e)

N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

N/A.

CUSIP No. M8790Y108	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2020	/s/ Robb Rill
Date	Signature

Robb Rill, Managing Director
Name/Title